China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

February 3, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

            This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech Inc. (the “Company”) dated January 6, 2012.

            For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A (Amendment No. 1)
Management’s Discussion and Analysis of Financial condition and Results of Operations, page 18

Staff Comment 1.      Please refer to your revised disclosure in response to our comment one. Please revise your disclosure to state your standard payment terms as well as the aging of your accounts receivable. Additionally, please also state the steps you take in collecting accounts receivable, and your policy with respect to determining when a receivable is ultimately written off.

Response:      The Company is planning to make the following disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its Annual Report on Form 10-K for the year ended December 31, 2011 (which will include additional information with respect to December 31, 2011 and the year then ended when available):

“The Company’s accounts receivable have been an increasingly significant portion of the Company’s current assets, representing $7,416,090 and $2,283,257, or 65% and 20%, of current assets, as of December 31, 2010 and 2009, respectively. The increase in 2010 resulted mainly from the increase in the Company's sales in 2010. In addition, the Company added a new customer in 2010. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or to make payments in a timely manner, the Company's liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management's expectations. A significant deterioration in the Company's ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to the Company.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

During both 2009 and 2010, the Company entered into separate standardized calendar year annual renewable distribution agreements that require each distributor to sell a minimum amount of product as specified in the agreement. These agreements generally provide for the distributor to report delivery schedules to the Company within 7 days in advance, and transfer money to the account of the Company. These agreements further provide for confirmation of the delivery schedule by both parties. Purchase Order forms that evidence customer orders' terms, and include both parties' signatures, have been in use since 2010 and generally specify “cash on delivery/payment in advance.” The distribution agreements provide for inspection by the buyer of the quality of the product upon delivery and resolution of any defects in quality with the Company. The Company does not have a history of significant returns or credits due to quality. Commencing in December 2010, the Company informally advised its distributors that the Company would accept collections from them on payment terms of up to 90 days from delivery of product.

The Company's current collections policies are formalized in writing and have been in place since May 2006. These policies presume that direct customers' payment should be settled on the day of delivery for cash on delivery, and that the normal agent (distributors) collection period is 3 months (90 days) from the day of sale. Procedures in place require that a sales assistant should reconcile with the salesman from time to time to confirm the situation of accounts receivable, and that financial department personnel should contact and reconcile with the customer at any time to confirm the authenticity of invoicing. In addition, the manager of the Sales Department should check the bill with a salesman at any time and press them in collection. If there are any special conditions why the collection was not received for over 3 months (90 days) from the date the goods were delivered it is required to be reported to the general manager, and after approval from the general manager the collection period can be appropriately extended. If collection is not received from the customer in over 90 days but less than 180 days, the salesman is required to make calls to communicate the need to cure the amount past due. If the collection is not received from the customer for over 180 days but less than 1 year, the sales department is required to communicate with them in writing. If the collection is not received from the customer for over 1 year but less than 2 years, the financial department is required to communicate with them in writing, and at the same time to communicate with them to make a collection plan. Then the financial department will provide for the bad debt reserve based on the specific circumstances. If the collection is not received from the customer in over 2 years, the legal department will communicate in writing with the customer. If the customer does not transmit their reimbursement after receiving the letter, the legal department is required to take legal procedures appropriate under the specific circumstances.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

The Company does not have a recent history of needing to make provisions for doubtful accounts due to significant write-offs of uncollectible accounts receivable.”

            The Company plans to include in this disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 an additional paragraph that contains a table that presents accounts receivable agings in U.S. dollars and percentages at both December 31, 2011 and 2010.

Staff Comment 2.      You state in your response to our comment one “The Company’s accounts receivable reserve for allowances, returns and doubtful accounts is set at an amount that is equal to at least the amount of accounts receivable at the balance sheet date projected to be uncollected at the end of the Company’s next fiscal quarter multiplied by our gross profit percentage, essentially deferring income at the balance sheet date related to excess product that may have been shipped by the Company to and still held by its distributors.” This method does not appear to comply with U.S. GAAP. If a transaction fails to meet all of the conditions of ASC 605-15-25-1 and ASC 605-15-25-3, no revenue or cost of revenue may be recognized until those conditions are subsequently met or the return privilege has substantially expired, whichever occurs first. Simply deferring recognition of the gross margin on the transaction is not appropriate. Refer also to ASC 605-10-S99 SAB Topic 13.A.4b Question 1. Please revise your financial statements as necessary.

Response: ASC 605-15-25-1, ASC 605-15-25-3, and ASC 605-10-599 Topic 13.A. 4b Question 1 all apply to sales transactions when a right of return exists. As disclosed in Item 2 of our September 30, 2011 Form 10-Q, “Sales terms provide for…. and generally do not include any customer right of return.” As discussed in our response above to your Comment 1, “the Company’s distribution agreements provide for inspection by the buyer of the quality of the product on delivery and resolution of any defects in quality with the Company. The Company does not have a significant history of returns or credits due to quality.”

In 2007, we increased the reserve for allowances, returns and doubtful accounts by approximately ¥5,826,225 ($767,139 at the $0.13167 average exchange rate for 2007) to approximately ¥6,117,695 ($838,736 at the $0.13710 December 31, 2007 exchange rate) to essentially defer the gross profit impact of estimated excess product in our distribution channel. In 2008, 2009 and 2010, the aforementioned reserve was adjusted to ¥6,678,710 ($979,700 at the $0.14669 December 31, 2008 exchange rate), ¥6,880,362 ($1,006,597 at the $0.14630 December 31, 2009 exchange rate), and ¥6,626,366 ($1,004,027 at the $0.15152 December 31, 2010 exchange rate), respectively.

Based upon our retrospective review of accounts receivable data for the years prior to January 1, 2009, that portion of the increase in the provision for reserve for allowances, returns and doubtful accounts in 2007 and 2008 related to the deferral of the gross profit impact of estimated excess product in our distribution channel was no longer required at December 31, 2009, given our success in collecting accounts receivable outstanding subsequent to December 31, 2008. However, at December 31, 2010 and for the year then ended, if material, a reduction of accounts receivable and in net sales would have been appropriate, coupled with an increase in inventory and a reduction in the cost of sales to properly account for the impact of estimated excess product in our distribution channels at the end of 2010. Below is a synopsis of the impact a restatement of the financial statements for the years ended December 31, 2010 and 2009 would have:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

		Years Ended December 31,
		2010	2009
Net sales:
As reported		$36,029,550	$26,537,356
Adjustment	(a)	(3,033,023)	-
As adjusted		$32,996,527	$26,537,356
Net sales overstatement as % of net sales as adjusted - not material/less than 10% of this key Company metric		9.2%	None

Cost of sales:
As reported		$22,475,015	$16,016,434
Adjustment	(b)	(1,880,474)	-
As adjusted		$20,594,541	$16,016,434

Gross profit:
As reported		$13,554,535	$10,520,922
Adjustment	(b)	(1,152,549)	-
As adjusted		$12,401,986	$10,520,922
Gross profit overstatement as % of gross profit as adjusted – not material/less than 10% of this key Company metric		9.3%	None

Operating expenses – (reduction in) provision for reserve for allowances, returns and doubtful accounts:
As reported		$(29,708)	$26,897
Adjustment	(c)	29,708	(26,897)
As adjusted		$-	$-
Overstatement (understatement) as % of Total Operating Expenses as adjusted of $2,267,667 in 2010 and $996,495 in 2009		(1.3% )	2.8%

Income before income taxes:
As reported		$14,848,122	$2,043,546
Adjustment ((b) +(c))		(1,182,257)	26,897
As adjusted		$13,665,865	$2,070,443
(Overstatement) understatement as % of Income before income taxes as adjusted - not material/less than 10% of this key Company metric		(8.7% )	1.3%

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

Legend:

(a) Estimate of $3,033,023 of accounts receivable reported as outstanding at December 31, 2010 that remained uncollected beyond 90 days subsequent to December 31, 2010 (presumed to be excess product in our distribution channel at December 31, 2010 for which sales for the year then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date).
(b) Inventory added back based on (a) is calculated by applying a gross profit rate of 38% (actually achieved in the year ended December 31, 2010 as originally reported in the Form 10K filed) to the $3,033,023 ($3,033,023 X 38% =$1,152,549 Gross Profit; the reciprocal amount of $1,880,474 is the cost of sales reduction/inventory add back).
(c) To eliminate provision for reserve for allowances relating to excess product.

Commencing with the December 31, 2011 Form 10-K, we plan to record an adjustment to arrive at our consolidated financial statements’ reported income from operations for any significant amounts of estimated excess product in our distribution channel at that balance sheet date and for the year then ended, as reductions in our accounts receivable and net sales, respectively, with additional inventory at that date reflected in the balance sheet at that date. We will also restate the December 31, 2010 comparative financial statements presented, if the Staff does not agree with our assessment that the impact of such a restatement of 2010 is not material (less than 10% of key Company metrics - financial measures) so as to require restatement, in the December 31, 2011 Form 10-K with appropriate footnote disclosure such as:

“Note 20 – Restatement of Previously Issued Financial Statements

The Company has restated in this Annual Report on Form 10-K its consolidated financial statements at December 31, 2010 and for the year then ended (which were previously included in the Company’s Form 10-K/A filed with the SEC on April 15, 2011) in order to correct errors relating to the accounting for sales of products considered as excess product in our distribution channel. As previously reported, the Company deferred gross profit on excess product sales by expensing the provision for reserve for allowances, returns, and doubtful accounts and increasing the balance sheet reserve for allowances, returns, and doubtful accounts (which is reflected parenthetically on the consolidated balance sheet as a reduction of accounts receivable). As restated, the Company has decreased accounts receivable and increased inventories on the consolidated balance sheet and decreased net sales and cost of sales on the consolidated statement of income and comprehensive income to properly account for sales of products considered as excess product in our distribution channel at December 31, 2010 and for the year then ended.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

The effect of the restatement adjustments on the consolidated balance sheet at December 31, 2010 follows:

	As Previously
	Reported			Adjustments	As Restated
Current Assets
Cash and cash equivalents			$
	$2,630,035			-	$2,630,035
Accounts receivable, net of reserve for allowances, returns, and doubtful accounts	7,416,090	(a)		(3,033,023)	5,387,094
		(b)		1,004,027
Inventories	1,385,531	(a)		1,880,474	3,266,005
Prepaid expenses	1,644			-	1,644
Other receivables	500			-	500
Deferred income taxes	-	(d)		295,564	295,564
Total current assets	11,433,800			147,042	11,580,842
Property, plant and equipment, net of accumulated depreciation	7,928,050			-	7,928,050
Other assets
Land use rights, net of accumulated amortization	19,390,976			-	19,390,976
Intangible assets, net of accumulated amortization	9,714,809			-	9,714,809
Total assets	$48,467,635			$147,042	$48,614,677

Total liabilities	$3,295,124			-	$3,295,124
Stockholders’ equity
Common stock	22,256			-	22,256
Additional paid in capital	14,259,777			-	14,259,777
Retained earnings
Appropriated	5,253,700			-	5,253,700
Unappropriated	21,322,790	(a)		(1,152,549)	21,440,124
		(b)		1,004,027
		(c)		(29,708)
		(d)		295,564
Other comprehensive income	4,313,988	(c)		29,708	4,343,696
Total stockholders’ equity	45,172,511			147,042	45,319,553
Total liabilities & stockholders’ equity	$48,467,635			$147,042	$48,614,677

The effect of the restatement adjustments on the consolidated statement of income and comprehensive income for the year ended December 31, 2010 follows:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

	As
	Previously
	Reported		Adjustments	As Restated
Net sales	$36,029,550	(a)	(3,033,023)	$32,996,527

Cost of sales	(22,475,015)	(a)	1,880,474	(20,594,541)

Gross profit	13,554,535	(a)	(1,152,549)	12,401,986

Operating expenses
Selling expenses	117,615		-	117,615
(Reduction) in provision for reserve for allowances, returns and doubtful accounts	(29,708)	(c)	29,708	-
Research and development	141,830		-	141,830
General and administrative expenses	1,394,632		-	1,394,632
Depreciation	77,097		-	77,097
Amortization of land use rights	38,459		-	38,459
Amortization of intangible assets	498,034		-	498,034
Total operating expenses	2,237,959		29,708	2,267,667
Income from operations	11,316,576		(1,182,257)	10,134,319
Other income (expense)
Interest income	687		-	687
Imputed interest expense	(53,630)		-	(53,630)
Income (expense) from revaluation of Series
A Preferred Stock and A, B, C and D warrants with characteristics of liabilities at fair values	3,586,155		-	3,586,155
Net (loss) gain on disposal of property and equipment	(1,666)		-	(1,666)
Total other income (expenses)	3,531,546		-	3,531,546
Income before income tax	14,848,122		(1,182,257)	13,665,865
Income tax expense	(3,057,147)	(d)	295,564	(2,761,583)
Net income attributable to common stockholders	$11,790,975		$(886,693)	$10,904,282

Net Income per Common Share
Basic	$0.56		(.04)	$0.52
Diluted	$0.56		(.05)	$0.51

Weighted average number of common shares used to compute earnings per common share:
Basic	20,987,497		-	20,987,497
Diluted	21,188,102		-	21,188,102

Comprehensive income:
Net Income	$11,790,975		$(886,693)	$10,904,282
Foreign currency translation adjustment	1,486,812	(c)	29,708	1,516,520
Comprehensive income	$13,277,787		$(856,985)	$12,420,802

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

Legend:

(a) Estimate of $3,033,023 of accounts receivable reported as outstanding at December 31, 2010 that remained uncollected beyond 90 days subsequent to December 31, 2010 (presumed to be excess product in our distribution channel at December 31, 2010 for which sales for the year then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date).

Inventory added back based on (a) is calculated by applying a gross profit rate of 38% (actually achieved in the year ended December 31, 2010 as originally reported in the Form 10K filed) to the $3,033,023 ($3,033,023 X 38% =$1,152,549 Gross Profit; the reciprocal amount of $1,880,474 is the cost of sales reduction/inventory add back).
(b) To eliminate reserve for allowances relating to excess product.
(c) To eliminate provision for reserve for allowances relating to excess product.
(d) To reflect increase in deferred income taxes asset: $1,182,257 decrease in income before income tax (not deductible for PRC income tax) X 25% PRC income tax rate = $295,564.

The Company does not believe it should amend its June 30, 2011 Quarterly Report on Form 10-Q for accounts receivable reported as outstanding at June 30, 2011 that remained uncollected beyond 90 days subsequent to that date (presumed to be excess product in our distribution channel for which sales for the 3 months and 6 months then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date) for the same reasons it does not plan to file an amended Annual Report on Form 10-K for the year ended December 31, 2010.

Below is a synopsis of the impact a restatement of the financial statements for the 3 months and 6 months ended June 30, 2011 would have:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

		Three Months
		Ended		Six Months Ended
		June 30, 2011		June 30, 2011
Net sales:
As reported		$9,506,484		$15,956,836
Adjustment, beginning of period		2,226,000		3,033,023
Adjustment , end of period	(a)	(2,467,000)	(a)	(2,467,000)
As adjusted		$9,265,484		$16,522,859
Net sales overstatement (understatement) as % of net sales as adjusted - not material/less than 10% of this key Company metric		(2.6% )		(3.4% )

Cost of sales:
As reported		$6,257,536		$10,310,318
Adjustment, beginning of period		1,380,120		1,880,474
Adjustment, end of period	(b)	(1,628,220)	(b)	(1,628,220)
As adjusted		$6,009,436		$10,562,572

Gross profit from sales:
As reported		$3,248,948		$5,646,518
Adjustment, beginning of period		845,880		1,152,549
Adjustment, end of period	(b)	(838,780)	(b)	(838,780)
As adjusted		$3,256,048		$5,960,287
Gross profit overstatement (understatement) as % of gross profit as adjusted – not material/less than 10% of this key Company metric		(0.2% )		(5.3% )

Operating expenses – provision for reserve for allowances, returns and doubtful accounts:
As reported		$17,411		$20,333
Adjustment, beginning of period		-		-
Adjustment, end of period	(c )	(17,411)	(c)	(20,333)
As adjusted		$-		$-
Overstatement (understatement) as % of Total Operating Expenses as adjusted of $639,910 and $1,115,088, respectively		2.7%		1.8%

Income before income taxes:
As reported		$3,788,899		$6,182,528
Adjustment, beginning of period		845,880		1,152,549
Adjustment, end of period		(821,369)		(818,447)
As adjusted		$3,813,410		$6,516,630
Understatement as % of Income before income taxes as adjusted - not material/less than 10% of this key Company metric		0.6%		5.1%

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

Legend:

(a) Accounts receivable of $2,467,000 reported as outstanding at June 30, 2011 that remained uncollected beyond 90 days subsequent to June 30, 2011 (presumed to be excess product in our distribution channel at June 30, 2011 for which sales for the six months then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date), based upon an actual aging of accounts receivable at September 30, 2011.
(b) Inventory added back based on (a) is calculated by applying a gross profit rate of 34% (actually achieved in the three months ended June 30, 2011 as originally reported in the Form 10-K filed) to the $2,467,000 ($2,467,000 X 34% = $838,780 Gross Profit; the reciprocal amount of $1,628,220 is the cost of sales reduction/inventory add back).
(c) To eliminate provision for reserve for allowances relating to excess product.

Commencing with the December 31, 2011 Form 10-K, we plan to record an adjustment to arrive at our consolidated financial statements’ reported income from operations for any significant amounts of estimated excess product in our distribution channel at that balance sheet date and for the year then ended, as reductions in our accounts receivable and net sales, respectively, with additional inventory at that date reflected in the balance sheet at that date. We will also restate the June 30, 2011 comparative financial statements presented, if the SEC does not agree with our assessment that the impact of such a restatement of 2011 is not material (less than 10% of key Company metrics - financial measures) so as to require restatement, in the June 30, 2012 Form 10-Q with appropriate footnote disclosure such as:

Note 19 – Restatement of Previously Issued Financial Statements

The Company has restated in this Quarterly Report on Form 10-Q its consolidated financial statements at June 30, 2011 and for the six months then ended (which were previously included in the Company’s Form 10-Q filed with the SEC on August 15, 2011) in order to correct errors relating to the accounting for sales of products considered as excess product in our distribution channel. As previously reported, the Company deferred gross profit on excess product sales by expensing the provision for reserve for allowances, returns, and doubtful accounts and increasing the balance sheet reserve for allowances, returns, and doubtful accounts (which is reflected parenthetically on the consolidated balance sheet as a reduction of accounts receivable). As restated, the Company has decreased accounts receivable and increased inventories on the consolidated balance sheet and decreased net sales and cost of sales on the consolidated statement of income and comprehensive income to properly account for sales of products considered as excess product in our distribution channel at June 30, 2011 and for the six months then ended.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

The effect of the restatement adjustments on the consolidated balance sheet at June 30, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated
Current Assets
Cash and cash equivalents	$4,025,502		$-	$4,025,502
Accounts receivable, net of reserve for allowances, returns, and doubtful accounts	9,982,058	(a)	(3,033,023)	8,560,782
		(a)	1,004,027
		(b)	3,033,023
		(c)	(2,467,000)
		(d)	41,697

Inventories	2,917,194	(a)	1,880,474	4,545,414
		(b)	(1,880,474)
		(c)	1,628,220
Prepaid expenses	4,487		-	4,487
Other receivables	-		-	-
Deferred income taxes	-	(a)	295,564	212,038
		(e)	(83,526)
Total current assets	16,929,241		418,982	17,348,223
Property, plant and equipment, net of accumulated depreciation	7,502,275		-	7,502,275
Other assets
Land use rights, net of accumulated amortization	19,595,002		-	19,595,002
Intangible assets, net of accumulated amortization	9,318,948		-	9,318,948
Total assets	$53,345,466		$418,982	$53,764,448

Total liabilities	$2,382,253		$-	$2,382,253
Stockholders’ equity
Common stock	22,356			22,356
Additional paid in capital	14,355,427			14,355,427
Retained earnings
Appropriated	5,862,602			5,862,602
Unappropriated	25,408,534	(a)	117,334	25,776,444
		(b)	1,152,549
		(c)	(838,780)
		(d)	20,333
		(e)	(83,526)
Other comprehensive income	5,314,294	(a)	29,708	5,365,366
		(d)	21,364
Total stockholders’ equity	50,963,213		418,982	51,382,195
Total liabilities & stockholders’ equity	$53,345,466		$418,982	$53,764,448

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

The effect of the restatement adjustments on the consolidated statement of income and comprehensive income for the six months ended June 30, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated

Net sales	$15,956,836	(b)	$3,033,023	$16,522,859
		(c)	(2,467,000)
Cost of sales	(10,310,318)	(b)	(1,880,474)	(10,562,572)
		(c)	1,628,220
Gross profit from sales	5,646,518		313,769	5,960,287
Production revenue from Shandong Qingdao Processing Agreement	1,372,475		-	1,372,475
Total gross profit	7,018,993		313,769	7,332,762
Operating expenses
Selling expenses	69,254		-	69,254
(Reduction) in provision for reserve for allowances, returns and doubtful accounts	20,333	(d)	(20,333)	-
Research and development	23,243		-	23,243
General and administrative expenses	357,978		-	357,978
Depreciation	45,338		-	45,338
Amortization of land use rights	34,636		-	34,636
Amortization of intangible assets	584,639		-	584,639
Total operating expenses	1,135,421		(20,333)	1,115,088
Income from operations	5,883,572		334,102	6,217,674
Other income (expense)
Interest income	2,043		-	2,043
Imputed interest expense	(27,750)		-	(27,750)
Income (expense) from revaluation of Series A Preferred Stock and A, B, C and D warrants with characteristics of liabilities at fair values	475,205		-	475,205
Net (loss) gain on disposal of property and equipment	(150,542)		-	(150,542)
Total other income (expenses)	298,956		-	298,956
Income before income tax	6,182,528		334,102	6,516,630
Income tax expense	(1,487,882)	(e)	(83,526)	(1,571,408)
Net income attributable to common stockholders	$4,694,646		$250,576	$4,945,222

Net Income per Common Share
Basic	$0.21		$0.01	$0.22

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

Diluted	$0.21		$0.01	$0.22
Weighted average number of common shares used to compute earnings per common share:
Basic	22,314,643		-	22,314,643
Diluted	22,320,997		-	22,320,997
Comprehensive income:
Net income	$4,694,646		$250,576	$4,945,222
Foreign currency translation
adjustment	1,000,306	(d)	21,364	1,021,670
Comprehensive income	$5,694,952		$271,940	$5,966,892

Legend:

(a) To reflect December 31, 2010 restatement adjustments.
(b) To reverse December 31, 2010 excess product adjustment.
(c) To record June 30, 2011 excess product adjustment. Accounts receivable of $2,467,000 reported as outstanding at June 30, 2011 that remained uncollected beyond 90 days subsequent to June 30, 2011 (presumed to be excess product in our distribution channel at June 30, 2011 for which sales for the six months then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date), based upon an actual aging of accounts receivable of September 30, 2011. Inventory added back based on (c) is calculated by applying a gross profit rate of 34% (actually achieved in the three months ended June 30, 2011 as originally reported in the Form 10Q filed) to the $2,467,000 ($2,467,000 X 34% = $838,780 Gross Profit; the reciprocal amount of $1,628,220 is the cost of sales reduction/inventory add back).
(d) To eliminate reserve for allowances and provision for reserve for allowances relating to excess product.
(e) To reflect reduction in deferred income taxes asset: $334,102 increase in income before income tax (not subject to PRC income tax) X 25% PRC income tax rate = $83,526.

The effect of the restatement adjustments on the consolidated statement of income and comprehensive income for the three months ended June 30, 2011 follows:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

	As Previously
	Reported		Adjustments	As Restated
Net sales	$9,506,484	(b)	$2,226,000	$9,265,484
		(c)	(2,467,000)
Cost of sales	(6,257,536)	(b)	(1,380,120)	(6,009,436)
		(c)	1,628,220
Gross profit from sales	3,248,948		7,100	3,256,048

Production revenue from Shandong Qingdao Processing Agreement	1,257,490		-	1,257,490

Total gross profit	4,506,438		7,100	4,513,538

Operating expenses
Selling expenses	38,956		-	38,956
(Reduction) in provision for reserve for allowances, returns and doubtful accounts	17,411	(d)	(17,411)	-
Research and development	23,243		-	23,243
General and administrative expenses	239,333		-	239,333
Depreciation	23,938		-	23,938
Amortization of land use rights	17,419		-	17,419
Amortization of intangible assets	294,021		-	294,021
Total operating expenses	654,321		(17,411)	636,910
Income from operations	3,852,117		24,511	3,876,628
Other income (expense)
Interest income	1,500		-	1,500
Imputed interest expense	(13,956)		-	(13,956)
Income (expense) from revaluation of Series A Preferred Stock and A, B, C and D warrants with characteristics of liabilities at fair values	99,780		-	99,780
Net (loss) gain on disposal of property and equipment	(150,542)		-	(150,542)
Total other income (expenses)	(63,218)		-	(63,218)
Income before income tax	3,788,899		24,511	3,813,410
Income tax expense	(959,475)	(e)	(6,128)	(965,603)
Net income attributable to common stockholders	$2,829,424		$18,383	$2,847,807

Net Income per Common Share

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

Basic	$0.13		$-	$0.13
Diluted	$0.13		$-	$0.13
Weighted average number of common shares used to compute earnings per common share:
Basic	22,336,296		-	22,336,296
Diluted	22,336,296		-	22,336,296
Comprehensive income:
Net income	$2,829,424		$18,383	$2,847,807
Foreign currency translation
Adjustment	638,167	(d)	13,464	651,631
Comprehensive income	$3,467,591		$31,847	$3,499,438

Legend:

(a) To reflect March 31, 2011 restatement adjustments.
(b) To reverse March 31, 2011 excess product adjustment.
(c) To record June 30, 2011 excess product adjustment. Accounts receivable of $2,467,000 reported as outstanding at June 30, 2011 that remained uncollected beyond 90 days subsequent to June 30, 2011 (presumed to be excess product in our distribution channel at June 30, 2011 for which sales for the six months then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date), based upon an actual aging of accounts receivable at September 30, 2011. Inventory added back based on (c) is calculated by applying a gross profit rate of 34% (actually achieved in the three months ended June 30, 2011 as originally reported in the Form 10Q filed) to the $2,467,000 ($2,467,000 X 34% = $838,780 Gross Profit; the reciprocal amount of $1,628,220 is the cost of sales reduction/inventory add back).
(d) To eliminate reserve for allowances and provision for reserve for allowances relating to excess product.
(e) To reflect reduction in deferred income taxes asset: $24,511 increase in income before income tax (not subject to PRC income tax) X 25% PRC income tax rate = $6,128.

Item 9A. Controls And Procedures
Management’s Annual Report On Internal Control Over Financial Reporting, page 24

Staff Comment 3. Please refer to your response to our comment number three. The Accounting Manager and the Chief Financial Officer who are the preparers of your financial statements do not have accounting training in U.S. GAAP, and as such do not possess sufficient knowledge of U.S. GAAP. Given this lack of sufficient knowledge of U.S. GAAP, please re-assess your conclusions that your internal control over financial reporting was effective at December 31, 2010 and amend your filing accordingly. Disclose any material weaknesses such as the lack of U.S. GAAP expertise by the preparers of your financial statements.

Response: In January 2010, our auditor Michael T. Studer CPA P.C. (“MTS CPA PC”) suggested to us that the Company should hire a Chinese/English bilingual independent financial advisor to insure that the Company prepared its financial statements filed with the SEC in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and to essentially have someone qualified to interpret U.S. GAAP application on behalf of the Company other than members of the audit team of MTS CPA PC.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

As a result of this suggestion, the Company screened several possible candidates to serve in the role as independent financial advisor to assist our China resident CFO in insuring that the Company complies with U.S. GAAP, as well as SEC Rules and Regulations. The candidate the Company eventually hired was suggested by MTS CPA PC, who had indicated at the time that they were well satisfied with the work of this individual who was serving in similar roles for other China-based U.S. reporting companies audited by them.

The use of external consultants is permitted under relevant accounting literature, such as Principle 5 of COSO Guidance for Smaller Public Companies, PCAOB Auditing Standard No.5 and Chapter 6 of PCAOB Staff Views “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements: Guidance for Audits of Smaller Companies.”

While the SEC has, from time to time, had comments concerning our application of accounting rules or presentation and disclosure in our financial statements and footnotes, or related text sections (such as Management’s Discussion and Analysis of Financial Condition and Results of Operations), the Company and its independent auditor both agree that the quality of our independent financial advisor’s work and his background and U.S. GAAP training continue to be more than satisfactory in insuring that financial statements filed by the Company are in compliance with U.S. GAAP, and the Rules and Regulations of the SEC. Our conclusion about the independent financial advisor’s work is based on the routine review of conclusions and determinations on any accounting related issues in which he is involved with the CFO of the Company (and when appropriate the Accounting Manager) before final decisions on financial presentation, accounting and disclosures are made.

Our independent financial advisor is a U.S. licensed certified public accountant and assists us in compiling our financial statements, notes to the financial statements and MD&A. He was trained in both the US and China and is fluent in both English and Chinese, and has some knowledge of PRC accounting regulations. He makes all necessary and appropriate adjustments in accordance with U.S. GAAP. He is a New York State licensed CPA with an MBA in accountancy from Baruch College in New York City. He has more than ten years’ experience in the public accounting area and more than five years’ experience in serving similar U.S. public reporting companies in this capacity. He spent approximately 300 hours performing his services for us with respect to the financial statements for the year ended December 31, 2010 included in our Annual Report on Form 10-K, and three interim Quarterly Reports on Form 10-Q in the year ended December 31, 2010.

Exhibit A contains a detailed summary of continuing professional education (“CPE”) successfully completed annually for the past 5 years (2007 – 2011) by our independent financial advisor in order to help demonstrate that his CPE routinely includes a significant emphasis in accounting and auditing courses (with SEC reporting company relevant subjects). Our independent auditor also has suggested, and our independent financial advisor has agreed, that going forward he will enroll in a minimum of 20 to 24 hours of CPE in accounting and auditing annually (of which between 8 to 16 hours will be relevant to SEC Issuers).

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

In response to the Staff’s request, we have re-assessed our conclusions that our internal control over financial reporting was effective at December 31, 2010. Based on the foregoing facts, the Company continues to believe that the lack of formal training of our CFO and Accounting Manager in U.S. GAAP does not rise to the level of a material weakness, and that our internal control over financial reporting was effective at December 31, 2010.

Note 5 Other Receivables, Page F-11

Staff Comment 4.      Please refer to your response to our comment five. Based on your response, it is not clear why it was appropriate to recognize the gain in 2009. Please tell us what the “agreement in principle” is, what the terms were and whether, and if so, how the “agreement in principle” in December 2009 is considered binding for legal purposes in China. Absent a binding agreement to pay $5.3 million it appears recognition of the gain and accounts receivable prior to January 27, 2010 was not appropriate.

Response:

In response to Staff Comment 4, we have revisited our files relating to the “Agreement of Compensation for Removal” with Qitaihe City Land Storage Center, including carefully reviewing the actual signed agreement that was written in Chinese, and other relevant documents written in Chinese or English that properly fix the period in which the gain should be recognized. We have determined that the actual “Agreement for Compensation and Removal” was in fact signed by each of the parties on November 27, 2009. Wenlu Su of Quitaihe Municipal Land Reserve Center signed for that entity under its official seal, and Jingjiang Wang of Harbin Hainan Kangda Cactus Hygienical Food Co., Ltd signed for the Company under its official seal. Attached as Exhibit B is an annotated copy of the Chinese written agreement highlighting the signatures dated November 27, 2009 under official seals.

The Company filed a Current Report on Form 8-K with the SEC on January 28, 2010 (the “Form 8-K”) that included as an Exhibit an English translation of the “Agreement for Compensation for Removal” that indicated on page 3 that Party A (Quitaihe City) should make a onetime payment in 60 days. The English translated copy of this agreement filed as an Exhibit to the Form 8-K did not include the actual signatures or the signing date of November 27, 2009 as dated in the actual Chinese language agreement.

On January 27, 2010, Qitaihe City Land Storage Center made the following announcement (included as Exhibit C to this response letter) in a Chinese document under its official seal:

“Announcement

To insure the transformation of Qitaihe City overpass construction projects in emerging areas and smooth on the ‘emerging area of Quitaihe City reconstruction and overpass construction projects of land compensation and resettlement plan’ in the selection of monetary compensation, the original 60 days to pay relocation compensation modes are extended to 90 days. Notice is hereby given.”

The Form 8-K erroneously indicated that the Agreement for Compensation and Removal had been entered into on January 27, 2010, when in fact the binding agreement was entered into on November 27, 2009, while on January 27, 2010, the payment terms were unilaterally altered by Quitahe City to 90 days instead of 60 days. The Company does not consider this minor error in the Form 8-K to be material for general disclosure purposes under the securities laws. However, the Company will amend the Form 8-K to reflect the correct dates if the Staff so requests. Based on the above facts and attached documents, we believe the gain and related receivable were appropriately recognized in the financial statements for the year ended December 31, 2009.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 3, 2012

          We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Charlotte Westfall, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer